Press Release

Actions Semiconductor Starts Sampling Series 13 Product Family

ZHUHAI, China, January 9, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (“SoC”) solutions for portable consumer electronics, announced that the company has begun shipping samples of its new Series 13 product family to customers for evaluation.

Actions’ Series 13 product family features a brand new dual-core architecture with 32-bit MIPS core and a 24-bit DSP, supporting full video and audio functionality on larger QVGA color displays. The Series 13 line is compatible with a wide range of popular video formats including WMV, AMV, MPEG-4 SP, MJPEG, and audio formats including MP3, WMA, OGG, Audible audio, as well as popular lossless formats such as APE and WAV. Actions expects to commence volume shipments by the second half of 2007.

“Our next generation Series 13 product family is designed to meet consumer’s demand for high quality multimedia playback on-the-go,” commented Mr. Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “We have established video playback functionality as a standard feature in the Chinese PMP market, and we are confident that our introduction of a new product family that features comprehensive video support will meet our consumers’ evolving technological needs at Actions’ notably attractive price-to-performance ratio.”

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information
Suzanne Craig or Lisa Laukkanen	Calvin Lau
The Blueshirt Group for Actions Semiconductor	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	calvin.lau@actions-semi.com
415-217-4962 or 415-217-4967	+86-21 5169 8908 *211